Mail Stop 3561

July 13, 2006

Mr. Thomas J. Webb
Executive Vice President and Chief Financial Officer
CMS Energy Corporation
One Energy Plaza
Jackson, Michigan 49201

      Re: **CMS Energy Corporation**
                Form 10-K/A for Fiscal Year Ended December 31, 2005
                Filed June 8, 2006
                Form 10-Q for Fiscal Quarter Ended March 31, 2006
                File No. 1-9513

Dear Mr. Webb:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-K/A for Fiscal Year Ended December 31, 2005

Consolidated Statements of Cash Flows, page CMS-40

1. Please tell us whether the line item captioned "Cost to retire property" within cash flows from investing activities includes cash payments made to settle asset retirement obligations. If so, please revise to classify such cash payments as

operating activities in accordance with EITF 02-6. In either case, please provide disclosure that such cash payments are classified within cash flows from operating activities.

Note 4. Financings and Capitalization, page CMS-71

Dividend Restrictions, page CMS-74

2. In light of the dividend restrictions placed on Consumers, please explain to us how you concluded that you are not required to provide Schedule I. Refer to Rules 5-04 and 12-04 of Regulation S-X.

Contingently Convertible Securities, page CMS-76

3. Please tell us how you accounted for the conversion features present in your convertible debt and preferred stock at issuance. In this regard, explain your consideration of whether the conversion features represent embedded derivatives requiring separation from the host contracts, as contemplated in paragraph 12 of SFAS 133. With respect to the preferred stock, if you determined the conversion feature is not an embedded derivative based on paragraph 12a of SFAS 133, please explain how you concluded the preferred stock is more akin to equity than debt. In responding, ensure you tell us all of the applicable terms of the preferred stock, including dividend rights. If you determined the conversion features are not embedded derivatives based on the exception provided in paragraph 11a of SFAS 133, please tell us in detail how you applied EITF 00-19 in arriving at your conclusion. We are particularly interested to understand how the adjustable conversion price of the instruments affected your analysis under paragraphs 19 and 20 of EITF 00-19. If you believe the conversion price adjustment provisions represent "standard anti-dilution provisions," as that term is contemplated in EITF 05-2, please explain in detail your position.

To the extent you determined that the embedded conversion features are not covered by SFAS 133, tell us how you accounted for the embedded conversion features under EITFs 98-5 and 00-27, including whether you have recorded a beneficial conversion feature associated with these instruments and why or why not. Ensure you address in your response your consideration of how the contingent nature of the conversion features as well as the adjustable conversion price affects your accounting under these EITFs.

Note 7. Retirement Benefits, page CMS-84

4. Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there are alternatives to how you can calculate this item, and it has a direct effect on pension expense, we believe you

should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Note 8. Asset Retirement Obligation, page CMS-89

5. You disclose on page 17 that you have PCBs in some of your electrical equipment. Please explain to us whether you are required to record an asset retirement obligation in connection with your obligation to dispose of such PCBs and why or why not. In responding to the comment, please refer to the guidance in both SFAS 143 and FIN 47.

Management's Report on Internal Control Over Financial Reporting, page CO-1

6. In light of your disclosure on page CO-2 that "certain material errors existed in the deferred tax liability and tax reserve accounts prior to their correction in the 2005 consolidated financial statements," please tell us whether prior period financial statements included errors, and if so, how you determined that restatement of prior periods is not necessary.   If you determined that there were errors in the prior period financial statements that were immaterial for restatement, please provide us your quantitative and qualitative assessment of materiality. Refer to SAB Topic 1:M.

Changes in Internal Control Over Financial Reporting, page CO-2

7. We note your disclosure that "[e]xcept as otherwise discussed herein, there have been no changes in [your] internal control over financial reporting…" In future filings, please avoid using qualifying language such as "except as otherwise discussed herein" and instead state clearly whether there have or have not been any changes in your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Exhibit 99(b) Jorf Lasfar Energy Company S.C.A.

Note 16. Stockholders' Equity

16.2 Convertible Stockholders' Securities as of December 31, 2005, 2004 and 2003, page 18

8. With reference to the applicable authoritative US GAAP accounting literature you relied on, please tell us how you concluded it was appropriate to account for your convertible securities as preferred stock equivalents in stockholders' equity, with interest charges bypassing the statements of income.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340, or in her absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director